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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                  SIMWARE INC.
                           (NAME OF SUBJECT COMPANY)

                                  SIMWARE INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON SHARES, WITHOUT NOMINAL OR PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   829219104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               MICHAEL R. PECKHAM
                   VICE PRESIDENT, FINANCE AND ADMINISTRATION
                                  SIMWARE INC.
                                2 GURDWARA ROAD
                        OTTAWA, ONTARIO, CANADA K2E 1A2
                                 (613) 727-1779
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                            RICHARD H. GILDEN, ESQ.
                          FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Simware Inc., a corporation incorporated under the Canada Business Corporations Act ("CBCA") (the "Company" or "Simware"). The address of the principal executive offices of the Company is 2 Gurdwara Road, Ottawa, Ontario, Canada K2E 1A2. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement" or this "Schedule 14D-9") relates is the common shares, without nominal or par value (the "Common Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer (the "Offer") by NetManage Bid Co., an unlimited liability company formed under the laws of Nova Scotia ("Purchaser"), a direct wholly-owned subsidiary of Preston Delaware Acquisition Corporation, a Delaware corporation, and an indirect wholly-owned subsidiary of NetManage, Inc., a Delaware corporation ("Parent" or "NetManage"), as set forth in the Tender Offer Statement on Schedule 14D-1 dated October 1, 1999 (as amended or supplemented, the "Schedule 14D-1"), to purchase each issued and outstanding Common Share of the Company (the "Shares") at a price of U.S. $3.75 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, collectively constitute the "Offer Documents").

     The Offer is being made pursuant to an Acquisition Agreement, dated as of September 26, 1999 (the "Acquisition Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Acquisition Agreement, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, the Company will be acquired by the Purchaser (the "Acquisition"). A copy of the Acquisition Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

     As set forth in the Schedule 14D-1, the address of the principal executive offices of Parent and Purchaser is c/o NetManage, Inc., 10725 N. DeAnza Blvd., Cupertino, California 95014.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described herein, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates; or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH DIRECTORS, EXECUTIVE OFFICERS OR AFFILIATES OF THE COMPANY

     In early 1998, when the Company began investigating strategic alternatives, it entered into certain agreements (the "Change in Control Agreements") in order to provide incentives to its key executive officers to remain with the Company during this critical period. The Company entered into the Change in Control Agreements with each of Glen M. Brownlee, President and Chief Executive Officer, Michael R. Peckham, Vice President, Finance and Administration, and Juan Guillen, Vice President, Engineering (each individually, the "Officer" and collectively, the "Officers"). The Company entered into the Change in Control Agreements with Mr. Brownlee and Mr. Peckham on February 23, 1998, and with Mr. Guillen on March 25, 1998.

     Under the Change in Control Agreements, in the event that any Officer's employment with Simware terminates as a result of an "Involuntary Termination" within the period of 24 months immediately following a "Change in Control", Simware agreed to provide the respective Officer with certain severance benefits. The term "Change in Control" as defined in the Change in Control Agreements includes the completion of any offer resulting in not less than 50% of the outstanding securities of Simware being acquired by a third party
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purchaser. The consummation of the Offer and Acquisition would result in a
Change in Control as defined in the Change in Control Agreements. The term "Involuntary Termination" means: (a) termination of the respective Officer's employment by Simware following a Change in Control for any reason (other than death or "Just Cause", as defined in the Change in Control Agreements), or (b) the respective Officer's resignation from his employment within the 30-day period immediately following certain "Changes Affecting Your Employment" (as defined in the Change in Control Agreements).

     The severance benefits each of the Officers would receive upon such a termination include, but are not limited to, the following:

     - a lump sum equal to 24-months' base salary in the case of Mr. Brownlee and 18-months' base salary in the case of Mr. Peckham and Mr. Guillen;

     - a lump sum equal to 12-months' incentive target, calculated at the rate of each Officer's respective annual incentive target immediately prior to the Involuntary Termination; and

     - certain payments to benefit plans for a period of 24 months in the case of Mr. Brownlee and 18 months in the case of Mr. Peckham and Mr. Guillen, unless the respective Officer commenced new employment during the respective periods.

     On September 26, 1999, Parent and the Officers executed new Change in Control Agreements (the "New Agreements") to set out the terms and conditions of the Officers' employment in the event Parent acquired the Company. Recognizing that the Acquisition might entitle the Officers to payments under the Change in Control Agreements, the New Agreements provide that the Officers waive such entitlements, and entitlements under separate severance agreements, in consideration of installment payments of the aggregate of 24-months' base salary and 12-months' incentive target, payable in 24 equal monthly installments in the case of Mr. Brownlee; and 18-months' base salary and 12-months' incentive target, payable in 18 equal monthly installments in the case of Mr. Peckham and Mr. Guillen. The New Agreements also provide that the Officers agree to accept positions that are equivalent in status and compensation, including bonus and stock options, to those of similar senior officers in NetManage, and that the Officers' base pay will be no less than their current base pay.

     If, during the 24-month payment period for Mr. Brownlee or the 18-month payment period for Mr. Peckham and Mr. Guillen, the Officer voluntarily terminates his employment or is terminated for cause, then the Officer forfeits his entitlement to any outstanding balance. In the event the Officer is terminated without cause during his respective payment period or is subject to a Change Affecting Your Employment, the payments will be accelerated such that the outstanding balance becomes immediately due and payable.

     The New Agreements further provide that the provisions of the New Agreements and employee confidentiality agreements constitute the full extent of the employment contract between the Company, NetManage and the Officers, regardless of any oral or written agreements or understandings that may presently exist.

     The foregoing summary of the New Agreements is qualified in its entirety by reference to the complete text of the New Agreements, copies of which are filed as Exhibits 8 through 10 hereto and are incorporated herein by reference.

ARRANGEMENTS WITH PARENT, PURCHASER OR THEIR AFFILIATES

     In connection with the transactions contemplated by the Acquisition, the following agreements and arrangements were entered into: (i) the Acquisition Agreement and (ii) the Confidentiality Agreement, dated as of February 9, 1999, between the Company and Parent (the "Confidentiality Agreement").

  The Acquisition Agreement

     A summary of the terms of the Acquisition Agreement is contained in Section 15 of the Offer to Purchase ("Background of the Offer; Contacts with the Company; the Acquisition Agreement"), a copy of which is filed as Exhibit 1 hereto, and is incorporated herein by reference. This summary does not purport to
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be complete and is qualified in its entirety by reference to the complete text of the Acquisition Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

  The Confidentiality Agreement

     The following summary of the Confidentiality Agreement is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference.

     The Confidentiality Agreement provides, among other things, that in connection with negotiations or discussions between the parties, for a period of three years from the date of disclosure of "Confidential Information" (as defined in the Confidentiality Agreement), the parties will not disclose any Confidential Information to any third party, without the prior written consent of the disclosing party. The Confidentiality Agreement allows disclosure of the Confidential Information to those employees and contractors with a need to know, provided the receiving party binds those employees and contractors to terms at least as restrictive as those stated in the Confidentiality Agreement. The Confidentiality Agreement continues in full force and effect for so long as the parties continue to exchange Confidential Information.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company (the "Board") has unanimously approved the Acquisition Agreement and the Offer, and has determined that the Offer is fair to the Company's shareholders (the "Shareholders") and that the Offer is in the best interests of the Shareholders, and unanimously recommends that the Shareholders accept the Offer and tender their Shares in the Offer.

     A letter to the Shareholders communicating the Board's recommendation and a press release announcing the execution of the Acquisition Agreement are filed herewith as Exhibits 5 and 6, respectively, and are incorporated herein by reference.

     (b) BACKGROUND; REASONS FOR THE BOARD'S RECOMMENDATION

     In early 1998, the Board determined that the Company might not have sufficient financial and marketing resources to maximize the potential market opportunity for Salvo, the Company's server product which allows Web applications to interact with enterprise applications and databases, and began investigating strategic alternatives. In August 1998, the Company engaged Alliant Partners ("Alliant") to identify potential strategic alliances. Alliant, a Palo Alto, California financial advisory firm, focuses exclusively on the high-technology industry. Alliant began to identify potential partners or acquisition candidates, and from September 1998 until August 1999, Alliant contacted approximately 39 potential strategic alliance partners or acquisition candidates for the Company. The Company and/or Alliant entered into discussions with nine of these parties. However, the Company did not reach agreement with any potential partner during this period, due in part to the weakness of the market for shares of many companies in Simware's industry and the acquisition of some potential strategic alliance partners by other companies.

     In January 1999, NetManage contacted the Company through a third party to determine whether the Company would consider some form of strategic alliance. William G. Breen, Chairman of the Board, and Michael R. Peckham met with Abe Ostrovsky, a NetManage board member, who indicated that NetManage was interested in the Company's activities relating to Internet/Extranet technologies and products. Glen M. Brownlee and Mr. Peckham then met with Zvi Alon, NetManage's Chairman and Chief Executive Officer, on February 9, 1999. Mr. Alon indicated that NetManage wanted to develop or acquire a product such as Salvo, and expressed interest in a possible acquisition of the Company by NetManage. The Company and NetManage entered into the Confidentiality Agreement.

     In March 1999, the two companies engaged in further discussions regarding possible synergies, fit, overlap and market issues. On March 17, 1999, Mr. Brownlee and Mr. Peckham, along with John Cromwell of Alliant, met at NetManage's offices with Mr. Alon and Gary Anderson, Senior Vice President and Chief

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Financial Officer of NetManage, who had prepared a preliminary financial analysis of the two companies as a combined entity and suggested various structures under which the companies could be combined. These discussions did not result in any firm offer.

     In late July 1999, at the direction of NetManage, a representative of CIBC World Markets Corp. ("CIBC") called Mr. Breen to determine if discussions between the companies could be reestablished. In August 1999, Mr. Brownlee contacted Mr. Alon to ascertain whether NetManage was still interested in acquiring Simware, as Simware was in discussions with another party. On August 10, 1999, Mr. Brownlee, Mr. Peckham and Mr. Cromwell met in Ottawa with Mr. Alon and a representative of CIBC to discuss a possible acquisition. On August 19 and 20, 1999, Mr. Brownlee, Mr. Peckham, Mr. Guillen and a representative of Alliant met with Mr. Alon and representatives of CIBC at NetManage's offices to review each companies' respective market focus and operations. During these meetings, Mr. Brownlee, Mr. Peckham and Mr. Guillen were introduced to a number of members of NetManage's senior management. On September 7 and 8, 1999, Mr. Brownlee and Mr. Peckham met with Mr. Alon and Mr. Anderson at NetManage's offices, at which time NetManage indicated that it was prepared to offer U.S. $3.75 per share in cash for Simware, subject to the satisfactory completion of due diligence and definitive documentation. On September 10, 1999, Mr. Brownlee and Mr. Peckham provided the Board with an update on the discussions with NetManage and NetManage's potential offer.

     On September 13, 1999, Mr. Brownlee and Mr. Peckham contacted NetManage to commence negotiations for the acquisition of Simware by NetManage. From September 14 through 17, 1999, NetManage performed a due diligence investigation of Simware. On September 15, 1999, the parties signed a "no-shop" letter which provided for exclusive negotiations through October 5, 1999 and for a breakup fee of U.S. $1 million in the event Simware accepted another offer. On September 24, 1999, the two companies presented the draft Acquisition Agreement to their respective boards of directors for approval and Alliant delivered an opinion to the Board that the proposed transaction was fair to the Shareholders from a financial point of view. On September 25 and 26, 1999 the parties and their respective legal counsel made final changes to the Acquisition Agreement.

     On the evening of September 26, 1999 the parties executed the Acquisition Agreement. On September 27, 1999, the transaction was publicly announced.

     In approving the Acquisition Agreement and the transactions contemplated thereby and recommending that all holders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

          (i) the Board's familiarity with, and information provided by the Company's management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, as well as the risks involved in achieving those prospects and objectives in current industry and market conditions, the nature of the markets in which the Company operates, the Company's position in such markets, and the historical and current market prices for the Shares;

          (ii) the terms of the Acquisition Agreement, including (a) the proposed structure of the Offer and the Acquisition involving an immediate cash tender offer, (b) that financing is not a condition to the Offer and the Acquisition, thereby enabling Shareholders to obtain cash for their Shares quickly and (c) that NetManage has a strong balance sheet, with over $100 million in cash, which is sufficient to complete the Acquisition;

          (iii) the per share price contemplated by the Acquisition Agreement, at U.S. $3.75, represented a significant premium of approximately 33% to the trading price of the Shares the day before the Board's approval of the Acquisition Agreement, and, to the Board's knowledge, represented the only firm cash offer that any potential acquirer was willing to offer;

          (iv) the process engaged in by the Company's management and financial advisor, as a result of which the Board had what it believed to be an accurate sense of the values that could be achieved in a third party transaction;

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          (v) the presentation of Alliant at the September 24, 1999 Board meeting and the opinion of Alliant to the effect that, as of such date, and based on the assumptions made, matters considered and limits of review set forth therein, the consideration to be paid by the Purchaser to the holders of the Shares in the Offer and the Acquisition was fair to such holders from a financial point of view. The full text of the written opinion of Alliant, dated September 24, 1999, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Statement and filed as Exhibit 7 hereto, and is incorporated herein by reference. The opinion of Alliant referred to herein does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer. All Shareholders are urged to, and should, read the opinion of Alliant carefully in its entirety;

          (vi) the Acquisition Agreement permits the Company to furnish nonpublic information to, and to participate in negotiations with, any third party that has submitted an unsolicited bona fide Acquisition Proposal (as defined in the Acquisition Agreement) that constitutes, or is reasonably likely to lead to, a Superior Proposal (as defined in the Acquisition Agreement), if the Board determines in good faith that taking such action is necessary in the exercise of its fiduciary obligations under applicable law and the Acquisition Agreement permits the Board to terminate the Acquisition Agreement in certain circumstances in the exercise of its fiduciary duties;

          (vii) the termination provisions of the Acquisition Agreement, which under certain circumstances could obligate the Company to pay a termination fee of U.S. $2,500,000, and the Board's belief that such fee provisions would not deter a higher offer and are consistent with similar transactions;

          (viii) the likelihood that the transaction would be consummated, including the conditions to the Offer, and Parent's financial strength, including its undertaking to provide Purchaser with all necessary funds to purchase the Shares;

          (ix) a consideration of alternatives to the sale of the Company, including without limitation continuing to operate the Company as a public company and not engaging in any extraordinary transaction;

          (x) the expressed intention of NetManage to maintain the Company as a stand-alone subsidiary in Ottawa, and furthermore to retain a significant number of the Company's employees; and

          (xi) the Shareholders of Simware who do not tender to the Offer will, if the statutory right of acquisition pursuant to Section 206 of the CBCA is available and is exercised by Purchaser in respect of the Shares or if any subsequent acquisition transaction is undertaken, be entitled, upon compliance with certain conditions, to dissent to such statutory right of acquisition or subsequent acquisition transaction in accordance with the CBCA and be entitled to be paid the fair value of their Shares determined in accordance with the CBCA.

     The foregoing discussion addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to recommend that Shareholders accept the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a letter agreement dated August 4, 1998 between the Company and Alliant, the Company agreed to retain Alliant to act as its financial advisor in connection with the Offer and Acquisition. As compensation for Alliant's services in connection with the transactions contemplated by the Acquisition Agreement, the Company has agreed to pay Alliant fees of approximately U.S. $370,000 upon the closing of the Acquisition.

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     Alliant will be paid a separate fee of U.S. $100,000 for rendering its fairness opinion. The Company has also agreed to reimburse Alliant for travel and other out-of-pocket expenses, and to indemnify Alliant and certain related parties against certain liabilities arising out of Alliant's engagement.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Shareholders on its behalf with respect to the Offer or the Acquisition.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except as follows: on August 26, 1999, the Company issued 5,000 options for Common Shares, at an exercise price of Cdn $3.83, to each of Andrew Katz and Jean-Pierre Soubliere upon their election as new directors of the Company.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (including Shares issuable upon the exercise of stock options).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company,
(iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     In accordance with the Acquisition Agreement, at its meeting on September 24, 1999, the Board unanimously approved the execution and delivery of the Acquisition Agreement in substantially the form presented to the Board.

     The following information has been added to provide supplemental information to Canadian Shareholders and includes, together with the other information set forth in this Schedule 14D-9, the information required to be included in a Directors' Circular under applicable Canadian law.

DIRECTORS OF THE COMPANY

     The directors of the Company are Jack A. Avery, William G. Breen, Glen M. Brownlee, Douglas C. Cameron, Paul N. Hyde, Andrew Katz and Jean-Pierre Soubliere.

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OWNERSHIP OF SECURITIES OF THE COMPANY BY DIRECTORS, SENIOR OFFICERS AND OTHER
PERSONS

     The following table and accompanying notes set out the names of all of the directors and senior officers of the Company and the securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by them and, to their knowledge after reasonable enquiry, their respective associates, any person or company holding more than 10% of any class of equity securities of the Company or any person or company acting jointly or in concert with the Company:

                                                                  NUMBER OF SHARES
      NAME AND MUNICIPALITY             POSITION WITH THE         HELD DIRECTLY OR    NUMBER OF SHARES
          OF RESIDENCE                       COMPANY                 INDIRECTLY       SUBJECT TO OPTION
      ---------------------        ---------------------------    ----------------    -----------------
Jack A. Avery....................  Director                             27,500(1)           44,750
Oakville, Ontario
William G. Breen.................  Chairman of the Board               492,171(2)          255,938
Ottawa, Ontario                    and a Director
Glen M. Brownlee.................  President, Chief Executive            4,125(3)          360,062
Ottawa, Ontario                    Officer and a Director
Douglas C. Cameron...............  Director                              6,876              31,688
Ottawa, Ontario
Paul N. Hyde.....................  Director                                Nil              10,000
Mississauga, Ontario
Andrew Katz......................  Director                                Nil               5,000
Nepean, Ontario
Jean-Pierre Soubliere............  Director                                Nil               5,000
Nepean, Ontario
David P. Desjardins..............  Vice-President,                       6,667              50,000(4)
Nepean, Ontario                    Solutions Group
Juan A. Guillen..................  Vice-President,                       7,000             154,000
Ottawa, Ontario                    Engineering
Allan G. Jones...................  Vice-President,                      16,126(5)          100,613
Wokingham, England                 Worldwide Operations
Corien E. Kershey................  Vice-President,                       1,067              27,000
Stittsville, Ontario               Marketing
Michael R. Peckham...............  Vice-President, Finance &             2,750             122,784
Ottawa, Ontario                    Administration and Chief
                                   Financial Officer
James P. Rawlings................  Vice-President,                       5,333              44,245(6)
Nepean, Ontario                    North American
                                   Operations

---------------

Notes:

(1) Does not include 21,175 Shares beneficially owned directly by Nassau Walnut Investments Inc., a corporation controlled by Mr. Avery's spouse, Diane Avery, to which Mr. Avery disclaims any beneficial interest.

(2) Includes 83,515 Shares beneficially owned directly by 715161 Ontario Limited, a corporation controlled by Mr. Breen. Does not include 178,906 Shares beneficially owned directly by Mr. Breen's spouse, Jane T. Breen, to which Mr. Breen disclaims any beneficial interest. Also does not include 12,000 Shares and 5,000 Shares beneficially owned directly by The Heather Breen Trust and The Katie Breen Trust, respectively, of which Mr. Breen is a trustee, to which Mr. Breen disclaims any beneficial interest.

(3) Does not include 3,000 Shares beneficially owned directly by Mr. Brownlee's son, Christopher Glen Brownlee, to which Mr. Brownlee disclaims any beneficial interest.

(4) Includes 5,000 Shares to be issued to Mr. Desjardins prior to the completion of the Offer pursuant to the Company's employee share purchase plan.

(5) Does not include 987 Shares beneficially owned directly by Mr. Jones' spouse, Pauline Jones, to which Mr. Jones disclaims any beneficial interest.

(6) Includes 4,245 Shares to be issued to Mr. Rawlings prior to the completion of the Offer pursuant to the Company's employee share purchase plan.

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     As of the date hereof, the directors and senior officers of the Company and, to the knowledge of the directors and senior officers of the Company, after reasonable enquiry, their respective associates as a group, beneficially own, directly or indirectly, or exercise control or direction over 790,683 Shares, representing approximately 11.36% of the outstanding Shares. The directors and senior officers of the Company together with their applicable associates listed above have indicated that they will deposit, pursuant to the Offer, the number of Shares owned by them as indicated above together with an aggregate of 1,037,080 Shares issuable pursuant to the Company's employee share purchase plan or upon the exercise of options having an exercise price of less than U.S. $3.75 per Share.

OWNERSHIP OF SECURITIES OF PARENT

     None of the Company, the directors or senior officers of the Company or, to the knowledge of the directors and senior officers of the Company, after reasonable enquiry, any associate of a director or senior officer of the Company, any person or company holding more than 10% of the Shares, or any person or company acting jointly or in concert with the Company owns, directly or indirectly, or exercises control or direction over, any securities of any class of Parent.

RELATIONSHIP BETWEEN PARENT AND THE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

     None of the directors or senior officers of the Company are directors or senior officers of Parent or any of its subsidiaries.

     Other than arrangements contained in the Acquisition Agreement to which Parent, Purchaser and the Company are parties described herein or in the Offer Documents and except as described in Item 3 under the heading "Arrangements with Directors, Executive Officers or Affiliates of the Company", there are no arrangements or agreements made or proposed to be made by Parent or Purchaser and any of the directors or senior officers of the Company, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

AGREEMENTS BETWEEN THE COMPANY AND ITS DIRECTORS AND SENIOR OFFICERS

     There are no arrangements or agreements made or proposed to be made between the Company and any of the directors or senior officers of the Company pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful except as described in Item 3 under the heading "Arrangements with Directors, Executive Officers or Affiliates of the Company."

INTERESTS OF DIRECTORS, SENIOR OFFICERS AND OTHERS IN MATERIAL CONTRACTS OF
PARENT

     Other than the Acquisition Agreement, none of the directors or senior officers of the Company or their associates or, to the knowledge of the directors and senior officers of the Company, after reasonable enquiry, any person or company who owns more than 10% of the Shares, has any interest in any material contract to which Parent is a party.

TRADING IN AND ISSUANCE OF SECURITIES OF THE COMPANY TO DIRECTORS, SENIOR OFFICERS AND OTHER PERSONS

     Neither the Company nor any of the directors or senior officers of the Company, or to the knowledge of the directors and senior officers of the Company, after reasonable enquiry, any of their associates nor any person holding more than 10% of the Shares nor any person or company acting jointly or in concert with the Company, has traded in securities of the Company during the six months preceding the date of the Offer, other than as described below:

                                            NATURE OF     PRICE PER     NUMBER OF
                   NAME                       TRADE         SHARE        SHARES          DATE
                   ----                     ---------    -----------    ---------    -------------
Karen Cameron(1)..........................    Sale       U.S. $3.529      6,875      June 10, 1999

---------------
Note:

(1) Karen Cameron is the spouse of Douglas C. Cameron, a director of the Company.

     There have been no Shares or securities convertible into Shares issued by the Company to any director or senior officer of the Company during the two-year period preceding the date of the Offer, except as to:

                                                                 NUMBER AND            ISSUE/EXERCISE
                                                                DESCRIPTION          PRICE PER SECURITY
                NAME                     DATE ISSUED           OF SECURITIES               (CDN$)
                ----                  -----------------    ----------------------    ------------------
William G. Breen....................  November 30, 1998          4,950 shares(1)           $ 3.45
Allan G. Jones......................  November 30, 1998          2,475 shares(1)           $ 3.45
Michael R. Peckham..................  November 30, 1998          2,750 shares(1)           $ 3.45
William G. Breen....................  December 3, 1997           6,875 shares(1)           $ 3.45
Douglas C. Cameron..................   April 13, 1998            6,875 shares(1)           $ 3.09
Jack A. Avery.......................    June 4, 1998            5,000 options              $ 5.75
Jack A. Avery.......................     May 7, 1999            5,000 options              $ 4.85
William G. Breen....................    June 4, 1998           20,000 options              $ 5.75
William G. Breen....................     May 7, 1999            5,000 options              $ 4.85
Glen M. Brownlee....................    June 4, 1998           60,000 options              $ 5.75
Glen M. Brownlee....................    June 4, 1998           20,000 options(2)           $ 5.75
Glen M. Brownlee....................     May 7, 1999           65,000 options              $ 4.85
Douglas C. Cameron..................    June 4, 1998            5,000 options              $ 5.75
Douglas C. Cameron..................     May 7, 1999            5,000 options              $ 4.85
Paul N. Hyde........................    June 4, 1998            5,000 options              $ 5.75
Paul N. Hyde........................     May 7, 1999            5,000 options              $ 4.85
Andrew Katz.........................   August 26, 1999          5,000 options              $ 3.83
Jean-Pierre Soubliere...............   August 26, 1999          5,000 options              $ 3.83
David P. Desjardins.................  February 26, 1998         7,500 options              $ 4.60
David P. Desjardins.................    June 4, 1998            7,000 options              $ 5.75
David P. Desjardins.................     May 7, 1999           17,500 options              $ 4.85
Juan A. Guillen.....................    June 4, 1998           20,000 options              $ 5.75
Juan A. Guillen.....................  February 15, 1999         5,000 options              $ 4.50
Juan A. Guillen.....................     May 7, 1999           25,000 options              $ 4.85
Allan G. Jones......................    June 4, 1998           20,000 options              $ 5.75
Allan G. Jones......................  February 15, 1999        20,000 options              $ 4.50
Allan G. Jones......................     May 7, 1999           25,000 options              $ 4.85
Corien E. Kershey...................  November 25, 1997        10,000 options              $ 3.15
Corien E. Kershey...................    June 4, 1998            7,000 options              $ 5.75
Corien E. Kershey...................     May 7, 1999           10,000 options              $ 4.85
Michael R. Peckham..................    June 4, 1998           20,000 options              $ 5.75
Michael R. Peckham..................     May 7, 1999           25,000 options              $ 4.85
James P. Rawlings...................  November 25, 1997         5,000 options              $ 3.15
James P. Rawlings...................    June 4, 1998            5,000 options              $ 5.75
James P. Rawlings...................  February 15, 1999        20,000 options              $ 4.50
James P. Rawlings...................     May 7, 1999           10,000 options              $ 4.85

---------------
Notes:

(1) Shares issued pursuant to previously granted options.

(2) Option has expired. No Shares were issued prior to option expiry date.

     To the knowledge of the directors and senior officers of the Company, after reasonable enquiry, no director or senior officer of the Company intends to purchase Shares while the Offer is outstanding, nor do any of the directors or senior officers of the Company know of the existence of such an intention on the part of any person or company other than Purchaser.

MATERIAL CHANGES AND OTHER INFORMATION CONCERNING THE COMPANY

     Other than with respect to the Offer, the directors and senior officers of the Company are not aware of any information that indicates any material change in the affairs, financial position or prospects of the Company since July 31, 1999, the date of the last published interim financial statements of the Company, except as otherwise described or referred to herein or in the Offer Documents.

     There is no other information not disclosed herein but known to the directors and senior officers of the Company which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

RESPONSES TO THE OFFER

     Except as otherwise described or referred to herein, the Company has not entered into any transaction, agreement in principle or contract and has not passed any board resolution in response to the Offer. There are no negotiations underway in response to the Offer which relate to or would result in an extraordinary transaction such as a merger or reorganization involving the Company or a subsidiary (except a "Subsequent Acquisition Transaction" as discussed in the Offer Documents), the purchase, sale or transfer of a material amount of assets by the Company or a subsidiary, an issuer bid for or other acquisition of securities by or of the Company, or any material change in the present capitalization or dividend policy of the Company.

STATUTORY RIGHTS OF ACTION

     Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

DIRECTORS' APPROVAL

     The contents of this Schedule 14D-9 (which includes the information required by applicable Canadian law to be included in a Directors' Circular) have been approved and the delivery and the distribution thereof authorized by the Board of Directors.

                                  CERTIFICATE

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the securities which are the subject of the Offer.

October 1, 1999

                      ON BEHALF OF THE BOARD OF DIRECTORS

/s/ WILLIAM G. BREEN                           /s/ GLEN M. BROWNLEE
---------------------------------------------  ---------------------------------------------
Director                                       Director

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit  1.  Offer to Purchase, dated October 1, 1999.*+
Exhibit  2.  Letter of Transmittal.*+
Exhibit 3. Acquisition Agreement, dated as of September 26, 1999, by and among the Company, Parent and Purchaser.+
Exhibit 4. Confidentiality Agreement, dated February 9, 1999, between the Company and Parent.
Exhibit  5.  Letter to Shareholders of the Company, dated October 1,
             1999.*
Exhibit  6.  Press Release, issued by the Company on September 27, 1999.+
Exhibit 7. Opinion of Alliant, dated September 24, 1999 (attached hereto as Annex A).*
Exhibit 8. Change in Control Agreement by and between the Company and Glen M. Brownlee, dated September 26, 1999.+
Exhibit 9. Change in Control Agreement by and between the Company and Michael R. Peckham, dated September 26, 1999.+
Exhibit 10. Change in Control Agreement by and between the Company and Juan Guillen, dated September 26, 1999.+
Exhibit 11. No-Shop Agreement by and between the Company and Parent, dated September 15, 1999.
Exhibit 12.  Cover Sheet to Canadian Directors' Circular.*

---------------
* Included in copies of the Schedule 14D-9 mailed to Shareholders.

+ Filed as an exhibit to Parent and Purchaser's Tender Offer Statement on
  Schedule 14D-1, dated October 1, 1999, and incorporated herein by reference.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 1999

                                          SIMWARE INC.

                                          By:     /s/ GLEN M. BROWNLEE
                                            ------------------------------------
                                          Name: Glen M. Brownlee
                                          Title:  President and Chief Executive
                                          Officer

                                                                         ANNEX A

                                ALLIANT PARTNERS
                                435 TASSO STREET
                              PALO ALTO, CA 94301


September 24, 1999

Board of Directors
Simware Inc.
2 Gurdwara Road
Ottawa, Ontario K2E 1A2
Canada

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Simware Inc. ("Simware") of the consideration received in the acquisition (the "Acquisition") of Simware by NetManage, Inc. ("NetManage"). As contemplated by the latest draft of the Acquisition Agreement (the "Agreement"), dated September 23, 1999, Simware will receive U.S. $3.75 per share in cash, or total cash consideration of approximately U.S. $28.2 million.

     For purposes of the opinion set forth herein, we have:

            (a) reviewed financial statements and other information of Simware;

            (b) reviewed certain internal financial statements and other financial and operating data concerning Simware prepared by the management of Simware;

            (c) analyzed certain financial projections prepared by the management of Simware;

            (d) discussed the past and current operations, financial condition, and the prospects of Simware with senior executives of Simware;

            (e) discussed with the senior management of Simware the strategic objectives of the Acquisition and the strategic alternatives available to Simware;

            (f) compared the financial performance of Simware with that of certain other comparable publicly-traded companies and the prices paid for securities in those publicly-traded companies;

            (g) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

            (h) assessed Simware's forecast and future cash flows for a discounted cash flow analysis;

            (i) reviewed the Agreement and certain related documents; and

            (j) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections of Simware, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the future financial performance of Simware. The financial and other information regarding Simware reviewed by Alliant Partners in connection with the rendering of this opinion was limited to information provided by Simware's management and certain discussions with Simware's senior management regarding Simware's financial condition and prospects and their strategic objectives regarding the

Acquisition as well as the strategic alternatives available to Simware. In addition, we have assumed that the Acquisition will be consummated in accordance with the terms set forth in the Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of Simware, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     Our opinion addresses only the fairness of the transaction, from a financial point of view, to the stockholders of Simware, and we do not express any views on any other terms of the Agreement or the business bases underlying the Agreement.

     Alliant Partners has received fees from Simware for previous advisory engagements as well as a fee for this transaction.

     Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the cash consideration to be received by the Simware stockholders in the Acquisition is fair, from a financial point of view, to the Simware stockholders.

                                          Very truly yours,

                                          /s/ ALLIANT PARTNERS

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------  ------------------------------------------------------------
1        Offer to Purchase, dated October 1, 1999.*+
2        Letter of Transmittal.*+
3        Acquisition Agreement, dated as of September 26, 1999, by
         and among the Company, Parent and Purchaser.+
4        Confidentiality Agreement, dated February 9, 1999, between the Company and Parent.
5        Letter to Shareholders of the Company, dated October 1,
         1999.*
6        Press Release, issued by the Company on September 27, 1999.+
7        Opinion of Alliant, dated September 24, 1999 (attached
         hereto as Annex A).*
8        Change in Control Agreement by and between the Company and
         Glen M. Brownlee, dated September 26, 1999.+
9        Change in Control Agreement by and between the Company and
         Michael R. Peckham, dated September 26, 1999.+
10       Change in Control Agreement by and between the Company and
         Juan Guillen, dated September 26, 1999.+
11       No-Shop Agreement by and between the Company and Parent,
         dated September 15, 1999.
12       Cover Sheet to Canadian Directors' Circular.*

---------------
* Included in copies of the Schedule 14D-9 mailed to Shareholders.

+ Filed as an exhibit to Parent and Purchaser's Tender Offer Statement on
  Schedule 14D-1, dated October 1, 1999, and incorporated herein by reference.